UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	“Notice of relevant information dated January 31, 2025”

Item 1

RELEVANT INFORMATION

Bogotá, January 31, 2025. Grupo Aval Acciones y Valores S.A. (the “Company”) hereby informs that, in accordance with the provisions of External Circular 028 of 2014 issued by the Superintendence of Finance, the Company has submitted the Best Corporate Practices Report for the year 2024, which is available for review on our website https://www.grupoaval.com/repositorio/grupoaval/inversionistas/gobierno-corporativo/2025/01-31-2025-codigo-pais-ingles-VF.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel